UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 7, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 7, 2016, regarding the application to the Capital Markets Board for the issuance of debt instruments of Turkcell Finansman A.Ş.

Istanbul, November 7, 2016

Announcement Regarding the Application to the Capital Markets Board for the Issuance of Debt Instruments of Turkcell Finansman A.Ş.

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Turkcell Finansman A.Ş., a 100% subsidiary of our Company, has applied to the Capital Markets Board (“CMB”) for the approval of issuance certificate to issue debt instruments in Turkey of up to TRY 1,500,000,000 to be utilized in various amounts and times based on financing need. The instruments will have a variable interest rate, maturity and terms for domestic placement without public offering, and/or for domestic sale to qualified investors.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 7, 2016	By:	/s/Bedriye Hande Erel
	Name:	Bedriye Hande Erel
	Title:	Financial Controlling Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 7, 2016	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President